Investor Contact: Teri Miller (954) 351-8216 terilmiller@spherion.com
Media Contact: Patricia Johnson (954) 938-7661

FOR IMMEDIATE RELEASE
patriciajohnson@spherion.com

SPHERION ANNOUNCES EXPIRATION OF STOCK OPTION EXCHANGE OFFER

        FT. LAUDERDALE, Fla., February 1, 2002—Spherion Corporation (NYSE: SFN) today announced the expiration of its stock option exchange offer on January 31, 2002. Spherion employees tendered options to purchase a total of 2,223,578 shares of the company's common stock in response to the exchange offer. All of the options tendered were accepted for exchange and cancelled effective January 31, 2002.

        On August 9, 2002, for every 2 1/2 options cancelled, Spherion will grant 1 new option to each person who tendered options for exchange and who remains a Spherion employee through that date. In the aggregate, Spherion will issue options to purchase up to 889,431 shares of Spherion common stock. The new options will have an exercise price equal to the market value of Spherion common stock on August 9, 2002, and will vest over a two year period from that date.

        The terms and conditions of the exchange offer are set forth in a Tender Offer Statement on Schedule TO that Spherion filed with the Securities and Exchange Commission on December 21, 2001, as amended to date.

        Spherion Corporation provides Recruitment, Outsourcing and Technology services. Founded in 1946, with operations in the U.S., Europe and Asia/Pacific, Spherion helps companies efficiently plan, acquire and optimize talent to improve their bottom line. Visit the Company's web site at www.spherion.com.